February 3, 2004
David A. Sturms, Esq.
Vedder, Price, Kaufman & Kammholz, P.C.
222 North LaSalle Street
Chicago, Illinois 60601-1003

Re:	Calamos Strategic Total Return Fund
	File Nos. 333-111756, 811-21484

Dear Mr. Sturms:

	We have reviewed the registration statement on Form N-2 for the
Calamos Strategic Total Return Fund (the "Fund"), filed with the Commission on January 7, 2004. We have the following comments.
The
captions we use below correspond to the captions used in the registration statement. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Prospectus
General

1. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any further pre-effective amendments.

2. Please inform the staff of the information the Fund proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

3. Revise the disclosure appearing on the prospectus cover that is
set forth in all                                   capital letters
so
as to use another means to make the disclosure prominent.

Prospectus Summary
	Investment Objective
		Disclosure later in the prospectus states that the Fund`s investment objective may be changed by the board without a shareholder vote. Revise this disclosure to state that shareholders will be given at least 60 days notice of any change in it`s investment objective.

	Investment Policies
		Please summarize the methods the Fund will use to select securities for the Fund`s portfolio. Please disclose the percentage of managed assets the Fund will invest in junk bonds.
		Please explain supplementally to us why you believe foreign securities represented by American Depository Receipts should not be counted as foreign securities for the purpose of the Fund`s limitation on investment in foreign issuers.
	Use of Leverage by the Fund
		Please clarify that the higher investment management fee resulting from the use of leverage will be paid entirely by the Fund`s common shareholders.
	Risks
		Please clarify that any increase in the Fund`s operating costs resulting from the use of leverage will be borne by the Fund`s common shareholders.
		Please explain in the disclosure how fluctuation in the dividend rates on the Fund`s preferred shares constitutes a risk to common shareholders.
		Please explain in the disclosure how Fund compliance with covenants in credit agreements, asset pledge restrictions and rating organization guidelines may affect the Fund`s investment strategy and, consequently, constitutes a risk to common shareholders.
Summary of Fund Expenses
		Since the Fund plans to issue preferred shares, please include the costs of that offering, currently found in footnote 2, in the appropriate line item of the fee table.

		Indent the table in footnote number 4 to more clearly reflect that it is part of the note.

Investment Objectives and Principal Investment Strategies
		Is the Fund likely to have portfolio turnover greater than
100%? If so, please disclose that the Fund will have high portfolio turnover, and disclose all attendant risks.
		Please identify in this section all policies of the Fund, which may not be changed without the vote of majority of the outstanding voting securities, including those policies that the Fund deems to be fundamental.
		The discussion sub-captioned "Principal Investment Strategies" discusses "Structured Products," "REITS," and "Zero Coupon Securities," among others. These instruments are not discussed in the Prospectus Summary. Revise the summary so as to discuss each of the Fund`s principal strategies.
Statement of Additional Information

Item 13.  Management of the Fund
		The disclosure in this section indicates that Weston W. Marsh is a partner at a law firm that has performed work for John
P.
Calamos, the chief executive and a controlling person of Calamos.
Thus, Mr. Marsh appears to have a "material business or professional relationship" with the Fund`s investment adviser, which would render him an "interested person" under Section 2(a)(19)(B)(vii) of the Investment Company Act of 1940. However, Mr. Marsh is listed as a disinterested director. Please revise the disclosure to indicate that Mr. Marsh is an interested director. Alternatively, explain supplementally why Mr. Marsh is not an interested director.
	Please disclose in reasonable detail the material factors and the conclusions with respect thereto that formed the basis for the board of directors approving the investment advisory contract.
See
Item 18.13 of Form N-2.

   		*    *    *    *    *    *

	Please respond to this letter in the form of a pre-effective amendment filed under Rule 472 of the Securities Act. Any questions
you may have regarding the filing or this letter may be directed to
Vincent J. Di Stefano at 202.942.0686 or the undersigned at
202.942.0631


							Sincerely,


							Larry L. Greene for
							Vincent J. Di Stefano
							Senior Counsel

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